EXHIBIT 99.1

Mogo Completes Strategic Investment in Crypto Platform, Coinsquare

Mogo has acquired a 19.99% ownership interest in Coinsquare with a right to increase its ownership up to approximately 43%

Coinsquare’s preliminary Q1 2021 Revenue up over 500% year over year and assets on platform ended Q1 over $630 million

Strengthens Mogo’s presence and capabilities in crypto and further enhances its digital wallet capabilities

All figures in Canadian $

Vancouver, British Columbia, April 16, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), a digital payments and financial technology company, today announced that it has closed its previously announced strategic investment (the “Investment”) in Coinsquare Ltd. (“Coinsquare”), Canada’s leading digital asset trading platform, pursuant to which Mogo has acquired a 19.99% ownership interest in Coinsquare for total aggregate consideration consisting of a cash payment of $27.4 million and the issuance of 2,807,577 common shares of Mogo (the “Mogo Shares”) to Coinsquare and certain selling shareholders of Coinsquare (the “Vendors”). The Investment also includes rights for Mogo to increase its ownership up to 43% at a fixed price, through purchases of shares from current shareholders and the exercise of warrants under certain conditions. Mogo’s strategic investment builds on a multi-year relationship between the two companies. Coinsquare acts as the trading platform for MogoCrypto, a service Mogo launched in 2018 to allow its members an easy and convenient way to buy and sell bitcoin.

Since its founding in 2014, Coinsquare has grown to become the leading digital asset trading platform in Canada. Coinsquare has experienced record Q1 results as the popularity of digital assets continues to reach new highs. As of Q1 2021, assets on platform were up 700% year over year to over $630 million and revenue increased approximately 500% year over year, from $3.15 million to an estimated $19.0 million in Q1 2021*.

“With the global crypto market cap now at over $2 trillion, doubling in just a few months, it’s clear that crypto is not only the fastest-growing asset class but an increasingly important one that investors want access to. Coinsquare has built a premier crypto platform and a leading market position in Canada,” said David Feller, CEO of Mogo. “By deepening our relationship with Coinsquare and leveraging their crypto capabilities alongside Mogo’s broader digital wallet capabilities including our recently announced transaction with Moka, we believe Mogo is extremely well positioned to provide Canadians with a leading next gen wealth offering.”

Mr. Feller continued: “We believe the leading wealth platforms in Canada five to ten years from now will be modern, digital-first platforms that offer a significantly enhanced value proposition, both in terms of product offering, but most importantly in terms of a modern user experience that helps consumers build wealth and achieve their financial goals more efficiently and effectively than ever. This strategic investment in Coinsquare is just one more step toward our goal of building Canada’s leading next gen wealth offering.”

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Greg Feller, President of Mogo, added: “In addition to giving Mogo shareholders a significant stake in a highly strategic and valuable platform in the Canadian fintech ecosystem, along with rights to significantly increase our ownership stake going forward, the Coinsquare investment provides additional leverage to one of the most exciting and fastest-growing sectors in fintech. ”

Jason Theofilos, Board Member of Coinsquare, commented: “We’re excited to deepen our relationship with Canada’s leading fintech company. By leveraging Mogo’s digital wallet capabilities and base of more than one million members, combined with our deep crypto trading capabilities, we see significant opportunities to accelerate the growth of both businesses.”

Coinsquare continues to actively work with the Canadian regulators to achieve IIROC membership and regulated marketplace status. On March 29, 2021, the Joint CSA/IIROC Staff Notice 21-329 – Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements was released which envisages crypto asset platforms becoming fully regulated. Coinsquare’s subsidiary, Coinsquare Capital Markets Ltd., filed its application to operate as a marketplace and dealer in November of 2020.

Pursuant to the terms of the previously announced Investment, Mogo has acquired 19.99% of the outstanding common shares of Coinsquare (the “Coinsquare Shares”) on a post-transaction basis by way of treasury issuance from Coinsquare and purchases of Coinsquare Shares from the Vendors. As part of the transaction, Mogo also has a 12-month call option to acquire from the Vendors an additional 10% of the outstanding Coinsquare Shares at a fixed price, along with an 18-month warrant which would increase its total ownership interest to over 40% in the event that both the option and warrant are fully exercised. Separately, the Vendors have a put right for 10% of the outstanding Coinsquare Shares that may be exercised under certain conditions within 6 to 13 months of today’s closing. The put right will be void if Mogo exercises the call option and vice versa. One half of the Mogo Shares issued as consideration to Coinsquare and the Vendors are subject to a 30-day contractual escrow period from today's date.

Mogo also announced today the filing of a final short form base shelf prospectus (the "Prospectus") with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission (the "SEC") under the U.S.-Canada Multijurisdictional Disclosure System with an effective date of April 15, 2021. The Prospectus has been filed further to the preliminary short form base shelf prospectus, which was previously announced on March 26, 2021.

The Prospectus enables Mogo to make offerings of common shares, preferred shares, debt securities, warrants to purchase common shares, preferred shares or debt securities, or any combination thereof (collectively, the "Securities") of up to an aggregate offering price of US$500 million at any time during the 25-month period that the Prospectus remains effective. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

The Mogo Shares issued to Coinsquare and the Vendors were qualified by the Company's prospectus supplement dated April 15, 2021 to the Prospectus.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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If any securities are offered under the Prospectus and the Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering, and would be described in a prospectus supplement filed with the applicable Canadian securities commissions and with the SEC at the time of such an offering.

*This information is based on information available to the Company as of the date of this release and is subject to the completion of Coinsquare’s quarterly financial closing procedures and annual audit by Coinsquare’s independent registered public accounting firm.

About Coinsquare

Since 2014 Coinsquare has provided digital asset traders a proprietary trading platform engineered to deliver a robust, secure, and intelligent interface for trading Bitcoin, Ethereum, Litecoin and other digital assets. Coinsquare’s products and services also include Coinsquare Wealth for qualified individuals and institutions. Our Wealth service provides customers with an OTC desk featuring institutional grade liquidity, dedicated account management from one of our experienced Account Directors, and a suite of other investment products focused on digital assets. For more information and terms and conditions visit https://coinsquare.com/

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding future acquisitions of Coinsquare Shares by Mogo, growth of the cryptocurrency market and completion of the transaction with Moka. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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